UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Technologies Retirement Savings Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

1

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2008

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Investments at fair value:
Interest in registered investment companies	$106,140,817	$107,268,894
Interest in synthetic investment contracts	102,708,168	—
Interest in common collective trusts	54,393,887	121,205
Corporate common stocks	26,473,467	33,589,850
Interest-bearing cash	5,401,079	12,057
Participant loans	2,692,259	2,638,859
Interest in Allegheny Master Trust	—	154,119,073
Non-interest-bearing cash	—	2,131

Total investments at fair value	297,809,677	297,752,069

Other payables, net	—	(55,410)

Net assets available for benefits at fair value	297,809,677	297,696,659
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	367,655	1,575,123

Net assets available for benefits	$298,177,332	$299,271,782

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Contributions:
Employer	$8,513,597	$6,979,142
Employee	7,559,816	6,353,677

Total contributions	16,073,413	13,332,819

Investment income:
Net gain from interest in registered investment companies	6,778,082	10,616,318
Net gain from interest in Allegheny Master Trust	6,481,393	7,188,781
Interest income	905,057	186,543
Net realized/unrealized gain (loss) on corporate common stocks	(901,176)	26,769,300
Net gain from interest in common collective trusts	271,969	13,321
Dividend income	80,587	202,860
Other	923,042	(1,339)

Total investment income	14,538,954	44,975,784

	30,612,367	58,308,603

Distributions to participants	(31,703,777)	(20,717,973)
Administrative expenses and other, net	(3,040)	(13,381)

	(31,706,817)	(20,731,354)

Net increase (decrease) in net assets available for benefits	(1,094,450)	37,577,249
Net assets available for benefits at beginning of year	299,271,782	261,694,533

Net assets available for benefits at end of year	$298,177,332	$299,271,782

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and in synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is estimated based on the fair value of each contract’s supporting assets at December 31, 2007 and 2006. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004, to provide an employer contribution of $0.50 for each hour worked by the participant, and on June 1, 2004, to provide that the employer match and the employer contributions of 6.5% of participants’ monthly pensionable earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020).
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund held within the Allegheny Master Trust was as follows:

2006
Alliance Capital Growth Pool	66.87%
Standish Mellon Fixed Income Fund	47.42
T. Rowe Price Structured Research Common Trust Fund	28.41

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund held within the Allegheny Master Trust at December 31, 2006 was as follows:

Guaranteed investment contracts:
Principal Life	$1,368,618
New York Life Insurance Company	895,330

2,263,948

Synthetic guaranteed investment contracts:
Monumental Life	60,286,128
Rabobank	53,011,207
Union Bank of Switzerland	39,206,620
Bank of America	28,662,260
State Street Bank	21,292,911
IXIS Financial Products, Inc.	4,030,074

206,489,200

Interest in common collective trusts	24,622,702

Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,381,661

Total net assets	$236,707,552

The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The investments held by Standish Mellon Stable Value Fund are separately reported in 2007. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007 and 2006, the interest crediting rates for GICs (2006 only) and Fixed Maturity SICs ranged from 4.30% to 5.32% and 4.30% to 5.34%, respectively.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31
	2007	2006

Average yields:
Based on actual earnings	4.72%	4.75%
Based on interest rate credited to participants	4.57%	4.64%
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006

American Funds Growth Fund of America	$27,110,712	$—
Allegheny Technologies Incorporated common stock	26,473,467	33,589,850
State Street Global Asset Advisors S&P500 Fund	19,990,877	—
Barclays Global Investors Asset-Backed Securities Index Fund**	18,663,527	—
American Funds Europacific Growth Fund	17,228,050	—
Alliance Bernstein Small Mid Cap Value Fund	16,372,049	—
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	15,852,204	—
MSIF Small Company Growth Fund	15,492,580	—
Standish Mellon Fixed Income Fund*	—	112,238,253
Oakmark Balanced Fund	—	23,835,020
Alliance Capital Growth Pool*	—	22,952,871
T. Rowe Price Structured Research Common Trust Fund*	—	20,503,072
Dreyfus Emerging Leaders Fund	—	15,412,702

*	Contract value

**	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2007	2006

Rabobank Constant Duration SIC	$25,321,764	$—
Monumental Life Ins. Co. Constant Duration SIC	24,895,256	—
Union Bank of Switzerland Fixed Maturity SIC	17,324,923	—

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

Interest in common collective trusts	$72,210,981
Payables	(34,228)

Total net assets	$72,176,753

The composition of the changes in net assets of the Allegheny Master Trust for the year ended December 31, 2006 is as follows:

			T. Rowe Price
	Standish Mellon	Alliance Capital	Structured Research
	Fixed Income Fund	Growth Pool	Common Trust Fund

Investment income (loss):
Interest income	$9,196,721	$—	$—
Net realized/unrealized gain on corporate common stocks	6,246	—	11,900
Net loss, pooled separate accounts	—	(283,791)	—
Net gain, common collective trusts	851,445	—	10,226,870
Administrative expenses	(242,636)	(98,140)	(403,225)
Transfers	14,124,671	(5,060,685)	(3,924,321)

Net increase (decrease)	23,936,447	(5,442,616)	5,911,224
Total net assets at beginning of year	212,771,105	39,768,016	66,265,529

Total net assets at end of year	$236,707,552	$34,325,400	$72,176,753

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits for the year ended December 31, 2006.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$298,177,332	$299,271,782
Deemed distribution of benefits to participants	(138,106)	(157,053)

Net assets available for benefits per the Form 5500	$298,039,226	$299,114,729

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007.

Benefits paid to participants per the financial statements	$31,703,777
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	138,106
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2006	(157,053)

Benefits paid to participants per the Form 5500	$31,684,830

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Units/Shares	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund		$16,372,049
American Funds Europacific Growth Fund		17,228,050
American Funds Growth Fund of America		27,110,712
MFS Value Fund		10,413,881
Lord, Abbott Mid Cap Value Fund		6,990,439
MSIF Small Company Growth Fund		15,492,580
Western Asset Core Plus Bond Fund		6,330,453
Putnam Money Market Fund		774,092

		100,712,256

Self-directed accounts
Aim Global Health Care Fund Investor Class		111,724
Aim Technology Fund Investor Class		3,022
American Beacon International		21,429
American Beacon Large Cap Value Fund		52,390
American Century Equity Growth Fund		49,373
American Century Real Estate Fund		52,418
Ariel Appreciation Fund		20,836
Baron Asset Fund		14,293
Baron Growth Fund		6,540
Cash Balance Liability		(243)
CGM Focus Fund		10,944
CGM Realty Fund		43,641
Dodge & Cox International Fund		57,712
Dodge & Cox Stock Fund		3,931
Dreyfus Basic S&P 500 Index		6,425
Dreyfus Disciplined Stock Fund Class R		9,642
Dreyfus Intermediate Term		10,004
Dreyfus Mid-Cap Value Fund		9,172
Dreyfus Premier Enterprise Fund		33,285
Dreyfus Premier Technology Growth		47,735
DWS High Income Plus Fund Class S		14,707
Excelsior value & Restructuring Fund		6,203
FBR Focus Fund		1,613
Federated Kaufmann Fund Class K		249,403
Fidelity Advisor Latin America Fund		28,752
Fidelity Aggressive Growth Fund		2,404
Fidelity Canada Fund		53,283
Fidelity Dividend Growth Fund		15,982
Fidelity Equity Income II Fund		32,030
Fidelity Growth Company		24,167

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Fidelity International	104,793
Fidelity Latin America Fund	118,745
Fidelity Leveraged Company Stock Fund	90,903
Fidelity Nordic Countries Fund	51,300
Fidelity Select Biotechnology Fund	5,240
Fidelity Select Electronics Fund	17,666
Fidelity Select Gold Fund	63
Fidelity Select Health Care Fund	19,155
Fidelity Select Portfolio Computer Fund	17,606
Fidelity Select Software Fund	55,829
Fidelity Select Technology Portfolio FD	39,239
Fidelity Small Cap Independence Fund	49,310
Fidelity Spartan 500 Index Fund	81,199
Fidelity Spartan Int’l Index Fund	75,448
Franklin Convertible Secs Fund Class A	2,894
Gamco Global Growth Fund Class AAA	6,509
Gamco Growth Fund Class AAA	46,620
Growth Fund of America Class B	10,106
Harbor International Fund Investor Class	47,631
Janus Contrarian Fund	230,526
Janus Enterprise Fund	116,652
Janus Fund	41,756
Janus Global Life Sciences Fund	35,889
Janus Global Opportunities Fund	27,935
Janus Global Technology Fund	50,424
Janus Growth & Income Fund	112,382
Janus Mid Cap Value Fund Investor Shares	30,505
Janus Orion Fund	264,644
Janus Research Fund	160,232
Janus Twenty Fund	50,600
Janus Worldwide Fund	72,141
Jennison Health Sciences Fund Class Z	21,992
Jensen Portfolio Class J	43,893
Lazard Emerging Markets Portfolio	37,603
Loomis Sayles Bond Fund Retail	22,297
Lord Abbett Mid Cap Value Fund Class B	7,785
Marsico Growth Fund	82,072
Masters Select International Fund	30,661
Matthews China Fund	65,220
Meridian Growth Fund	9,651
MFS Mid Cap Growth Fund Class A	18,387
Midas Fund	46
Mutual Series Discovery Class Z	20,327
Old Mutual Columbus Circle Technology & Comm. Fund Class Z	15,963

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Old Mutual Emerging Growth Fund Class Z	62
Pimco All Asset Fund	5,729
Pimco All Asset Fund Class D	22,536
Pimco Commodity Real Return	14,205
Pimco Total Return Fund Class D	139,124
Royce Opportunity Fund	1,532
Royce Pennsylvania Mutual Fund	9,073
Royce Special Equity Fund	15,494
RS Core Equity Fund Class A	44,947
RS Emerging Growth Fund Class A	39,789
Rydex 1.25x Strategy	6,247
Short Real Estate Profund	43,172
Short Small Cap Profund Service	29,576
Stratton Multi Cap Fund	34,886
T Rowe Price Blue Chip Growth	12,763
T Rowe Price Capital Appreciation	112,322
T Rowe Price Equity Income Fund	41,193
T Rowe Price Growth Stock	16,555
T Rowe Price Health Sciences	30,814
T Rowe Price International	10,469
T Rowe Price Latin America	57,529
T Rowe Price Media & Telecommunications	12,294
T Rowe Price Mid Cap Growth	24,951
T Rowe Price New Era	34,880
T Rowe Price Real Estate	5,865
T Rowe Price Science & Technology	69,697
T Rowe Price Small-Cap Value	35,545
Third Avenue Real Estate Value Fund	11,362
Third Avenue Value Fund	13,662
Ultra Emerging Markets Profund	3,570
US Government Plus Fund Profund	37,533
Vanguard 500 Index Fund Investor Shares	81,294
Vanguard Energy Fund	143,996
Vanguard Equity Income Fund	17,411
Vanguard Growth Index Fund Investor	7,396
Vanguard Health Care Fund	36,514
Vanguard International Value	138,518
Vanguard Mid-Cap Stock Index Fund	174,560
Vanguard Precious Metals and Mining	59,894
Vanguard Primecap Core Fund Investor	15,275
Vanguard Small Cap Index Fund	10,159
Vanguard Strategic Equity Fund	17,956
Vanguard Total International Stock	6,113
Vanguard Wellington Fund	73,927

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Vanguard Windsor Fund	14,537
Vanguard Windsor II Fund	109,603
Wasatch Heritage Growth Fund	12,643
Wasatch Strategic Growth Fund	7,480
Wells Fargo Advantage Dividend	145,821
Wells Fargo Advantage Growth	15,432
Self-Directed Accounts	5,428,561

Total Registered Investment Companies	$106,140,817

Corporate Common Stock
Allegheny Technologies Incorporated*	$26,473,467

Participant loans* (5.00% to 9.75%, with maturities through 2020)	$2,692,259

Interest bearing cash
Mellon Stable Value Fund	$3,554,455
Natixis Financial	1,846,624

$5,401,079

Common Collective Trusts
Mellon Stable Value Fund	$2,139,824
SEI Fund	954,368
State Street Global Advisors Target Retirement Income Fund	2,666,142
State Street Global Advisors Target Retirement Income Fund 2010	2,018,095
State Street Global Advisors Target Retirement Income Fund 2015	6,752,128
State Street Global Advisors Target Retirement Income Fund 2020	8,719,711
State Street Global Advisors Target Retirement Income Fund 2025	4,561,874
State Street Global Advisors Target Retirement Income Fund 2030	3,432,462
State Street Global Advisors Target Retirement Income Fund 2035	883,555
State Street Global Advisors Target Retirement Income Fund 2040	463,266
State Street Global Advisors Target Retirement Income Fund 2045	956,185
State Street Global Advisors S&P 500 Index Fund	19,990,877
State Street Global Advisors MSCI ACWI Ex-US Fund	855,400

$54,393,887

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$914,088
Rate Redu Bonds, COMED 98-1 A7	307,175
Fannie Mae, FNR 2002-74 LC	420,380
Freddie Mac, FHR 2627 BU	1,550,088
Freddie Mac, FHR 2640 TL	910,799
Freddie Mac, FHR 2715 ND	994,099
Freddie Mac, FHR 2760 EB	918,867

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Freddie Mac, FHR 2786 PC	461,026
Freddie Mac, FHR 2865 PQ	1,364,046
Freddie Mac, FHR 2866 XD	1,364,012
Freddie Mac, FHR 2870 BD	920,974
Freddie Mac, FHR 2888 OW	646,752
GNMA Project Loans, GNR 06-51 A	1,079,749
Rate Redu Bonds, PSNH 01-1 A2	191,950
Bank of America, N.A. Wrap contract	(14,418)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	12,029,587

Rate Redu Bonds, DESF 01-1 A3	176,831
Freddie Mac, FHR 2539 PR	176,337
Rabobank Wrap contract	(95)

Rabobank Fixed Maturity Synthetic Contract ATI020101	353,073

Auto, BASAT 06-G1 A4	1,389,082
CMBS, CD 05-CD1 A2 FX	462,245
Rate Redu Bonds, CNP 05-1 A2	1,399,329
Freddie Mac, FHR 2631 LB	870,086
Freddie Mac, FHR 2681 PC	1,385,964
Freddie Mac, FHR 2778 KR	456,834
Freddie Mac, FHR 2981 NB	1,059,177
CMBS, MLMT 05-CIP1 A2	1,837,527
CMBS, MLMT 05-CKI1 A2	925,764
State Street Bank Wrap contract	(39,475)

State Street Bank Fixed Maturity Synthetic Contract 105028	9,746,533

CMBS, BSCMS 05-T18 A2	684,430
CMBS, BSCMS 99-WF2 A2	1,124,895
CMBS, BSCMS 03-T12 A2	837,637
CMBS, CASC 98-D7 A1B	1,108,686
Credit Cards, COMET 03-A4 A4	1,369,470
Credit Cards, CCCIT, 03-A3 A3	1,153,717
CMBS, DLJCM 98-CF2 A1B	829,422
Freddie Mac, FHR 2663 ML	1,614,200
Freddie Mac, FHR 2763 PC	1,211,638
Freddie Mac, FHR 2921 NV	683,280
Freddie Mac, FHR 2934 OC	928,194
CMBS, HFCMC 99-PH1 A2	781,161
CMBS, JPMCC 05-LDP2 A2	910,465
Credit Cards, MBNAS 03-A1 A1	1,146,289
CMBS, MSC 99-CAM1 A4	327,431
Auto, NALT 06-A A4	1,855,010

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Auto, VWALT 06-A A4	695,796
Union Bank of Switzerland Wrap contract	63,202

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	17,324,923

Total Fixed Maturity Synthetic Contracts	$39,454,116

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$1,615,948
Barclays Global Investors, Asset-Backed Sec Index Fund	7,308,948
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	2,497,004
Barclays Global Investors, Int Term Credit Bond Index Fund	6,208,016
Barclays Global Investors, Int Term Government Bond Index Fund	2,010,246
Barclays Global Investors, Long Term Government Bond Index Fund	131,055
Barclays Global Investors, Mortgage-Backed Sec Index Fund	5,003,879
Barclays Global Investors, Money Market Fund For EBT	7
Monumental Life Ins. Co. Wrap contract	120,153

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	24,895,256

Barclays Global Investors, 1-3 Year Government Bond Index Fund	1,640,306
Barclays Global Investors, Asset-Backed Sec Index Fund	7,418,991
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	2,534,814
Barclays Global Investors, Int Term Credit Bond Index Fund	6,301,410
Barclays Global Investors, Int Term Government Bond Index Fund	2,040,904
Barclays Global Investors, Long Term Government Bond Index Fund	131,145
Barclays Global Investors, Mortgage-Backed Sec Index Fund	5,079,249
Rabobank Wrap contract	174,945

Rabobank Constant Duration Synthetic Contract ATI060301	25,321,764

Barclays Global Investors, 1-3 Year Government Bond Index Fund	870,126
Barclays Global Investors, Asset-Backed Sec Index Fund	3,935,587
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	1,344,540
Barclays Global Investors, Int Term Credit Bond Index Fund	3,342,778
Barclays Global Investors, Int Term Government Bond Index Fund	1,082,440
Barclays Global Investors, Long Term Government Bond Index Fund	70,568
Barclays Global Investors, Mortgage-Backed Sec Index Fund	2,695,301
Barclays Global Investors, Money Market Fund For EBT	4
State Street Bank Wrap contract	63,343

State Street Bank Constant Duration Synthetic Contract 107073	13,404,687

Total Constant Duration Synthetic Contracts	$63,621,707

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)